Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

September 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894)
Request for Withdrawal of Post-Effective Amendment No. 468

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 468 (“Amendment No. 468”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 468 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001213900-25-102219) on October 24, 2025 to introduce five new series of the Trust. Please see Appendix A for list of funds (the “Funds”). No securities have been sold in connection with the filing of Amendment No. 468.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Tradr 2X Long IMSR Daily ETF
Tradr 2X Long NKLR Daily ETF
Tradr 2X Long NUCL Daily ETF
Tradr 2X Long PlusAI Daily ETF
Tradr 2X Long USDE Daily ETF